AFRIORE LIMITED
C/O TAU CAPITAL
110 Sheppard Avenue E, Suite 610, Toronto, Ontario, M2N 6Y8

Tel: (416) 361-9636
Fax: (416) 361-0330

RECEIVED
2005 JUN 16 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 1, 2005


05009045

Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders - Exemption No. 82-4514

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

Per: George A. Duguay

GAD/cd

Encl.


INC.
A subsidiary of
The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X]
Change [ ]

Issuer Name (maximum 30 characters)

English: A F R I O R E L I M I T E D

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5			Telephone; 416-361-0737
			Contact Name: GEORGE A. DUGUAY
Transfer Agent	CUID	Name: Computershare Investor Services	Telephone: 604-661--0244
Address: 510 Burrard St., 2nd Fl., Vancouver, BC, V6C 3B9		E-mail Address	Contact Name: Ian Malcolm

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[ ] General
[X] Special
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

Record Date 2005 06 25 (yyyy mm dd)
Meeting Date 2005 07 25 (yyyy mm dd)
Material Mail Date 2005 06 28 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 89297 1631 RT

[1] # of publications at $93.00 per publication $: 93.00
Plus 7% GST $: 6.51
or 15% HST (*Nfld, NS, NB residents only*) $
Subtotal $: 99.51
Plus 7.5% QST (*Quebec residents only*) $
Total payment enclosed $: 99.51

CDS INC.'s QST Registration Number 1018767224

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
007972102	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay
Title

Signature

June 1, 2005
Date

CDSX166 (02/03) front